
July 15, 2010

Mr. Eugene M. Isenberg
Chief Executive Officer
Nabors Industries Ltd.
515 W. Greens Road, Suite 1200
Houston, Texas 77067

> **Re: Nabors Industries Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-32657**

Dear Mr. Isenberg:

We have reviewed your filing and your response letter dated June 22, 2010 and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to our prior comment one. Please provide supplementally, with a view toward possible future disclosure, the dollar limit on your liability insurance policy for any property damage, including any damage to your offshore rigs. In this regard, we direct your attention to Rule 12b-4 regarding the submission of supplemental information to the staff.

2. We note your response to our prior comment two. In your risk factors section, please avoid statements that mitigate the risk you present. For example, rather than stating that there can be no assurance of a particular outcome, delete such language and state the extent of each risk plainly and directly. In addition, clauses that begin or precede "although" or "while" or that include the word mitigate also require revision.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sean Donahue at (202) 551-3579, Michael Karney at (202) 551-3847, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director